SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

BVR TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR TECHNOLOGIES LTD. ANNOUNCES THAT ITS AFFILIATE, BRIGHTCOM TECHNOLOGIES LTD., IS SELLING SUBSTANTIALLY ALL ITS ASSETS TO A THIRD PARTY

Tel-Aviv, Israel, June 16, 2003 — BVR Technologies Ltd. (NASDAQ: BVRT) announces that its affiliate, BrightCom Technologies Ltd. (“BrightCom”), in which BVR holds approximately 32% of the issued share capital, has entered into an agreement to sell substantially all of its assets to a third party. In consideration for BrightCom’s assets the third party will assume certain of BrightCom’s liabilities and will pay BrightCom up to US$ 15 million in royalties on future sales of BrightCom’s products over a three years period. BVR cannot assess the amount of royalties which shall be paid.

The closing is subject to certain pre-conditions, one of which is the approval of the shareholders of BrightCom, which is expected to be obtained by the end of June 2003.

Following the consummation of the asset sale, BVR will no longer operate in the field of highly integrated silicon and software solutions for the Bluetooth appliance markets.

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR Technologies only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s affiliates’ products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR Technologies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.).

Contacts: Yaron Sheinman-CEO
Email: yaron@bvrtech.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR TECHNOLOGIES LTD. BY: /S/ Yaron Sheinman —————————————— Yaron Sheinman Chairman of the Board of Directors

Date: June 17, 2003